Exhibit 11

DILUTED EARNINGS PER COMMON SHARE AND DILUTED AVERAGE COMMON SHARES OUTSTANDING
--------------------------------------------------------------------------------

                    For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.

                    Diluted earnings per common share was determined as follows:

                                                                              THREE MONTHS ENDED               NINE MONTHS ENDED
                              (SHARES IN THOUSANDS, DOLLARS IN MILLIONS          SEPTEMBER 30                     SEPTEMBER 30
                              EXCEPT PER SHARE INFORMATION)                      1998          1997            1998          1997
------------------------------------------------------------------------------------------------------------------------------------
                              Average common shares outstanding             1,740,092      1,722,243      1,732,297     1,736,460

                              Dilutive effect of:
                                  Convertible preferred stock                   3,079          3,770          3,079         3,770
                                  Stock options                                41,247         47,172         46,730        44,431
------------------------------------------------------------------------------------------------------------------------------------
                              Total dilutive shares                         1,784,418      1,773,185      1,782,106     1,784,661
====================================================================================================================================
                              Income available to common shareholders     $       372    $     1,706    $     3,979   $     4,988
                              Preferred dividends paid on dilutive
                                  convertible preferred stock                       2              2              5             6
------------------------------------------------------------------------------------------------------------------------------------
                              Total net income available to common
                                  shareholders adjusted for full dilution $       374    $     1,708    $     3,984   $     4,994
====================================================================================================================================

                              Diluted earnings per common share           $      0.21    $      0.96    $      2.24   $      2.80
------------------------------------------------------------------------------------------------------------------------------------

                                       61